SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 12b-25

                                                 Commission File No:  0-25364

                         NOTIFICATION OF LATE FILING

                                 (Check One):
 [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended:

     [X]   Transition Report on Form 10-K and Form 10-KSB
     [ ]   Transition Report on Form 20-F
     [ ]   Transition Report on Form 11-K
     [ ]   Transition Report on Form 10-Q and Form 10-QSB
     [ ]   Transition Report on Form N-SAR

     For the Transition Period Ended:    June 30, 2000
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 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a  portion of the filing checked  above, identify the Item(s) to which the notification relates:.....................
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                                    PART I
                            REGISTRANT INFORMATION
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      Full Name of Registrant:  Anicom, Inc.

      Former Name if Applicable ____________________________________________

      ______________________________________________________________________

      Address of Principal Executive Office (Street and Number)

      6133 North River Road, Suite 1000

      City, state and zip code   Rosemont, Illinois 60018-5171

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                                   PART II
                           RULES 12b-25(b) AND (c)
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 If the subject  report could  not be  filed without  unreasonable effort  or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                   Part III
                                  NARRATIVE
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 State below in reasonable detail the reasons why Form 10-K,10-KSB, 11-K, 20-
 F, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.(Attach extra sheets if needed.)

       As a result of recent corporate developments, the Company is unable to timely file its transition report on Form 10-K for the transition period ended June 30, 2000 (the "10-K") without unreasonable effort or expense. Such developments are likely to impact disclosures in the 10-K, including but not limited to, disclosures under "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K."

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                                   PART IV
                              OTHER INFORMATION
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      (1)  Name and telephone number of person  to contact in regard to  this notification.


           Daniel J. Distel                 (847)          518-8700
           ---------------------------------------------------------------
           (Name)                        (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes  [ ] No

      If  so:  attach  an  explanation   of  the  anticipated  change,   both
 narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company is currently investigating certain accounting matters and anticipates that its 1998 and 1999 financial statements will be restated.
 The Company's management believes that any attempts to estimate these changes at this time would be speculative and misleading.


                                 Anicom, Inc.
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                 (Name of Registrant as specified in charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date: September 28, 2000          By: /s/ Daniel J. Distel
                                   Daniel J. Distel
                                   Vice President and Chief Financial Officer


 Instruction:   The  form  may be  signed  by  an executive  officer  of  the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.